Exhibit 99.2

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL POSTS SECOND QUARTER FISCAL 2018 RESULTS

Vancouver, B.C., Canada – 7 March 2018 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging integrator of small scale refinery infrastructure with stranded crude oil production, today announced its financial results for the second quarter of the Company's Fiscal 2018 year that ended on 31 December 2017 (the "Quarter").

Overall, the Company incurred a net loss during the Quarter of $13,170 compared to a loss of $92,091 for the same quarter last year, a decrease of $78,921. The Company incurred a loss per share of $0.00 during both the Quarter and the same quarter last year.

Interest expense during the Quarter was $103 compared to $11,491 during the same quarter last year, a decrease attributable to the conversion of a convertible promissory note that was outstanding during the same quarter last year.

The Company’s administrative costs were $114,803 during the Quarter compared to $82,257 during the same quarter last year, an increase of $32,546. Cash used in operating activities during the Quarter was $134,126 compared to $11,055 used in the same quarter last year. These increases are attributable to higher operational activity during the Quarter.

The Company recognized a gain of $103,838 in settlement of debt resulting from forgiveness of debt by the Company’s officers and other suppliers of $73,838. The Company issued 1,000,000 common shares valued at $20,000 to settle debt owing to related parties of $50,000, resulting in an additional gain of $30,000.

Net cash raised from financing activities during the Quarter was $300,000 compared to $14,000 raised during the same Quarter last year.

The full text of the Company's interim unaudited and management prepared consolidated financial statements and the accompanying management discussion and analysis for the Quarter are both available for download from the Company's profile on SEDAR at www.sedar.com.

On behalf of the Company,
Byron Tsokas
Vice President of Business Development

Source: Continental Energy Corporation
Media Contact: Byron Tsokas, Vice President, (1-403-629-8840) btsokas@continentalenergy.com
Further Information is posted on the Company's website at: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.